GX Acquisition Corp.

1325 Avenue of the Americas, 25th Floor

New York, NY 10019

June 23, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams
Chris Edwards
Jenn Do
Kate Tillan

RE:	GX Acquisition Corp. (the “Company”)
Registration Statement on Form S-4 (the “Registration Statement”)
File No. 333-252402

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement such that the Registration Statement will become effective as of 12:00 P.M. Eastern Standard Time on Friday, June 25, 2021, or as soon thereafter as practicable.

Please contact C. Michael Chitwood of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2535 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

GX ACQUISITION CORP.

By:	/s/ Jay R. Bloom
Name:	Jay R. Bloom
Title:	Co-Chairman and Chief Executive Officer

cc:	Michael Maselli
GX Acquisition Corp.

cc:	C. Michael Chitwood
Skadden, Arps, Slate, Meagher & Flom LLP